UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-26372
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 00547W208

Check One:

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2021

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

☐       Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Adamis Pharmaceuticals Corporation

Full Name of Registrant

Former Name if Applicable

11682 El Camino Real, Suite 300

Address of Principal Executive Office (Street and Number)

San Diego, CA 92130

City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Adamis Pharmaceuticals Corporation (the “Registrant” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2021 (the “Form 10-Q”). For the reasons described below, which cannot be eliminated by the Company without unreasonable effort or expense, the Company has determined that it is unable to file the Form 10-Q with the Securities and Exchange Commission (“SEC”) within the prescribed time period because it requires additional time to compile and evaluate certain information and complete its review of its financial statements and other disclosures in the Form 10-Q, including regarding the matters described below, which could not be completed by the date required without incurring unreasonable effort and expense. The Company anticipates that it will file its Form 10-Q within the 5-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

As previously disclosed, on May 11, 2021, each of the Company and its US Compounding Inc. (“USC”) subsidiary received a grand jury subpoena from the U.S. Attorney’s Office for the Southern District of New York issued in connection with a criminal investigation, requesting a broad range of documents and materials relating to, among other matters, certain veterinary products sold by USC, certain practices, agreements and arrangements relating to products sold by USC, including veterinary products, and certain regulatory and other matters relating to the Company and USC. The Audit Committee of the Board of Directors of the Company has engaged outside counsel to conduct an independent internal investigation to review these and other matters. The internal investigation is ongoing. The review of certain matters relating to the investigation could affect the Company’s financial statements to be included in the Form 10-Q and other disclosures in the Form 10-Q. As a result, the Company will not be able, without unreasonable effort or expense, to timely file the Form 10-Q by the deadline prescribed by applicable securities laws. The Company is working diligently towards the goal of being in a position to file the Form 10-Q and any other required prior reports, with the SEC.

 Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expects,” “will,” “anticipates,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the timing of our filing of the Form 10-Q and the completion of matters necessary to permit the filing of the Form 10-Q. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a delay in the completion of matters necessary to permit the filing of the Form 10-Q and the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the SEC, as well as other required prior Quarterly Reports on Form 10-Q. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dennis J. Carlo	(858) 997-2400
(Name)	(Area Code and Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes       ☒  No

Quarterly Report on Form 10-Q for the period ended March 31, 2021; and Quarterly Report on Form 10-Q for the period ended June 30, 2021.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that the Form 10-Q will reflect the effect of discontinued operations of its USC subsidiary, and will reflect a decrease in net revenue for the three months ended September 30, 2021 compared to the comparable period of 2020 and an increase in net revenue for the nine months ended September 30, 2021 compared to the comparable period of 2020; a decrease in gross loss for the three and nine month periods ended September 30, 2021 compared to the comparable periods of 2020; a decrease in warrant liabilities for the three months ended September 30, 2021 compared to the comparable period of 2020 and an increase in warrant liabilities for the nine months ended September 30, 2021 compared to the comparable period of 2020; an increase in loss from operations for the three and nine month periods ended September 30, 2021 compared to the comparable periods of 2020; net income from continuing operations for the three months ended September 30, 2021 compared to a loss from continuing operations for the three months ended September 30, 2020, and a decrease in loss from continuing operations for the nine months ended September 30, 2021 compared to the comparable period of 2020; and an increase in net loss applicable to common stock for the three and nine month periods ended September 30, 2021 compared to the comparable periods of 2020. However, the Company is unable to determine whether the matters described in Part III above will have an impact on the Company’s results of operations and financial information relating to the periods included in the Form 10-Q. As a result, the Company is unable to provide an accurate quantitative estimate of its results of operations for the three and nine month periods ended September 30, 2021.

Adamis Pharmaceuticals Corporation

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2021

By:  /s/ David C. Benedicto

David C. Benedicto

Chief Financial Officer